EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED

PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of February 25, 2020, Helios Technologies, Inc. (the “Company,” “we,” or “our”) has one class of securities, our Common Stock (as defined below), registered under Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF COMMON STOCK

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, as amended (the “Articles”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Articles, our Bylaws and the applicable provisions of the Florida Business Corporation Act (“FBCA”) for additional information.

Authorized Capital Stock

The authorized capital stock of the Company consists of (i) 100,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), and (ii) 2,000,000 shares of preferred stock, $0.001 par value per share (the “Preferred Stock”). The Company does not have any shares of Preferred Stock outstanding, and it has no present plans to issue any shares of Preferred Stock.

Voting Rights

Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Holders of shares of Common Stock do not have cumulative voting rights. Under the FBCA, directors are elected by a plurality of votes cast by holders of our Common Stock at a meeting at which a quorum is present. Under our Bylaws, if a quorum exists, any other action is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless our Articles or the FBCA require a greater number of affirmative votes.

Dividends; Liquidation Rights

Subject to the prior rights of the holders of Preferred Stock, if any, holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from funds legally available therefor, and to share ratably in the assets of the Company legally available for distribution to the shareholders in the event of liquidation or dissolution.

Subscription, Redemption or Conversion Privileges

Holders of shares of Common Stock do not have any subscription, redemption or conversion privileges.

Listing

Our shares of Common Stock are listed on the NASDAQ Global Select Market under the trading symbol “HLIO.”

Director’s Liability

As authorized by the FBCA, the Articles limit the liability of Directors to the Company for monetary damages. The effect of this provision in the Articles is to eliminate the rights of the Company and its shareholders (through shareholders’ derivative suits on behalf of the Company) to recover monetary damages from Directors for breaches of their fiduciary duties as Directors (including breaches resulting from negligent behavior), except in certain circumstances involving wrongful acts, such as the breach of a Director’s duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Articles contain provisions to indemnify the Company’s Directors and Officers to the full extent permitted by the FBCA. These provisions do not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a Director’s fiduciary duty. These provisions will not alter the liability of Directors under federal securities laws.

Certain Provisions of Florida Law

Affiliated Transactions

As a Florida corporation, we are subject to the FBCA, which provides that a Florida corporation generally may not engage in an “affiliated transaction” with an “interested shareholder,” as those terms are defined in the statute, for three years following the date a shareholder becomes an “interested shareholder,” unless:

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prior to the time that such shareholder became an interested shareholder, the board of directors approved either the affiliated transaction or the transaction which resulted in the shareholder becoming an interested shareholder;

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upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares of the corporation outstanding at the time the transaction commenced, subject to certain exclusions; or

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at or subsequent to the time that such shareholder became an interested shareholder, the affiliated transaction is approved by the board of directors and authorized by the affirmative vote of at least two-thirds of the outstanding voting shares which are not owned by the interested shareholder.

The FBCA generally defines an “interested shareholder” as any person who is the beneficial owner of more than 15% of the outstanding voting shares of the corporation. The affiliated transactions covered by the FBCA include, with specified exceptions:

•	mergers and consolidations to which the corporation and the interested shareholder are parties;

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sales or certain other dispositions of assets representing 10% or more of the aggregate fair market value of the corporation’s assets, outstanding shares, earning power or net income to the interested shareholder;

•	generally, issuances by the corporation of 10% or more of the aggregate fair market value of its outstanding shares to the interested shareholder;

•	the adoption of any plan for the liquidation or dissolution of the corporation proposed by or pursuant to an arrangement with the interested shareholder;

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any reclassification of the corporation’s securities, recapitalization of the corporation, merger or consolidation, or other transaction which has the effect of increasing by more than 10% the percentage of the outstanding voting shares of the corporation beneficially owned by the interested shareholder; and

•	the receipt by the interested shareholder of certain loans or other financial assistance from the corporation.

The foregoing transactions generally also include transactions involving any affiliate of the interested shareholder and involving or affecting any direct or indirect majority-owned subsidiary of the corporation.

The voting requirements above will not apply if, among other things, subject to specified qualifications:

•	the transaction has been approved by a majority of the corporation’s disinterested directors;

•	the interested shareholder has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least three years preceding the transaction;

•	the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares; or

•	specified fair price and procedural requirements are satisfied.

The foregoing restrictions do not apply if the corporation’s original articles of incorporation or an amendment to its articles of incorporation or bylaws approved by the affirmative vote of the holders of a majority of the outstanding shares of voting stock of the corporation (other than shares held by the interested shareholder) contain a provision expressly electing for the corporation not to be governed by the restrictions. The Company’s Articles and Bylaws do not contain such a provision.

Control-Share Acquisitions

The FBCA also contains a control-share acquisition statute which provides that a person who acquires shares in an “issuing public corporation,” as defined in the statute, in excess of certain specified thresholds generally will not have any voting rights with respect to such shares unless such voting rights are approved by the holders of a majority of the votes of each class of securities entitled to vote separately, excluding shares held or controlled by the acquiring person. The thresholds specified in the FBCA are the acquisition of a number of shares representing:

•	one-fifth or more, but less than one-third, of all voting power of the corporation;

•	one-third or more, but less than a majority, of all voting power of the corporation; or

•	a majority or more of all voting power of the corporation.

The statute does not apply if, among other things, the acquisition:

•	is approved by the corporation’s board of directors; or

•	is effected pursuant to a statutory merger or share exchange to which the corporation is a party.

The statute also does not apply to an acquisition of shares of a corporation in excess of a specified threshold if, before the acquisition, the corporation’s articles of incorporation or bylaws provide that the corporation will not be governed by the statute. The statute also permits a corporation to adopt a provision in its articles of incorporation or bylaws providing for the redemption of the acquired shares by the corporation in specified circumstances. The Company’s Articles and Bylaws do not contain such provisions.

Anti-Takeover Effects of Provisions of the Company’s Articles and Bylaws

Certain provisions of the Articles and the Bylaws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board of Directors and to discourage certain types of transactions, described below, which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy fights.

Articles

Classified Board of Directors

The Articles provide for the Board of Directors to be divided into three classes of Directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. The classified Board of Directors provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. In addition, the classified board provision could delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board for two years, unless they can show cause and obtain the requisite vote.

Special Meetings of Shareholders

The Articles provide that special meetings of shareholders of the Company may be called only by the Chairman, the President, a majority of the members of the Board of Directors or by the holders of 50% of the outstanding stock entitled to vote on an issue proposed to be considered at the special meeting. The Articles also prohibit the taking of shareholder action by written consent without a meeting if there are more than 30 shareholders of record. This provision will make it more difficult for shareholders to take action opposed by the Board of Directors.

Amendment of Certain Provisions of the Articles

The Articles generally require the affirmative vote of the holders of at least 80% of the outstanding voting stock in order to amend its provisions, including any provisions concerning (i) the classified board, (ii) the amendment of the Bylaws, (iii) the authority of shareholders to act by written consent, (iv) indemnification, (v) the liability of Directors, (vi) the calling of special meetings of the shareholders, and (vii) the supermajority voting requirements described in this paragraph. These voting requirements will make it more difficult for shareholders to make changes in the Articles which would be designed to facilitate the exercise of control over the Company. In addition, the requirement for approval by at least an 80% shareholder vote will enable the holders of a minority of the voting securities of the Company to prevent the holders of a majority or more of such securities from amending such provisions of the Articles.

Number of Directors; Removal

The Articles provide that the Board of Directors will consist of that number of Directors as shall be fixed from time to time by resolution adopted by a majority of the Directors then in office. The Articles provide that Directors of the Company may be removed only for cause and only by the affirmative vote of holders of a majority of the outstanding shares of voting stock. This provision will preclude a shareholder from removing incumbent Directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

Bylaws

The Bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as Director as well as for other shareholder proposals to be considered at shareholders’ meetings.

Notice of shareholder proposals and Director nominations must be timely given in writing to the Secretary of the Company prior to the meeting at which the matters are to be acted upon or at which the Directors are to be elected. To be timely, notice must be received at the principal executive offices of the Company not less than 120 days prior to the proxy statement relating to the prior year’s annual meeting of shareholders.

A shareholder’s notice to the Secretary with respect to a shareholder proposal shall set forth as to each matter the shareholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the annual meeting, (ii) the reasons for conducting such business at the meeting, (iii) the name and record address of the shareholder proposing such business, (iv) the class or series and number of shares of the Company which are owned beneficially or of record by the shareholder, (v) a description of all arrangements or understandings between the shareholder and any other person or persons (including their names) in connection with the proposal of such business by the shareholder and any material interest of the shareholder in such business, and (vi) a representation that the shareholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

The purpose of requiring advance notice is to afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees or the merits of other shareholder proposals and, to the extent deemed necessary or desirable by the Board of Directors, to inform shareholders about those matters.